

Mail Stop 3030

January 8, 2010

<u>Via U.S. Mail</u>

Mr. Roger A. Derse
Vice-President and Chief Financial Officer
White Electronic Designs Corporation
3601 E. University Drive
Phoenix, AZ   85034

> **RE: White Electronic Designs Corporation**
> **Item 4.01 Form 8-K**
> **Filed December 30, 2009**
> **File No. 0-04817**

Dear Mr. Derse:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief